PUBLIC

[redacted]

UNITED STAT
SECURITIES AND EXCHAN
Washington, D.C.

14041055

OMB APPROVAL	
Number:	3235-0123
es:	March 31, 2016
iated average burden	
hours per response......	12.00

RECEIVED FEB 28 2014 PROCESSING SECTION WASH, D.C. 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ancora Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 300
(No. and Street)

Cleveland	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary George (216) 593-5014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

1350 Euclid Ave., Suite 800	Cleveland	Ohio	44115
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ancora Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

DAVID W. KUHR
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 12-16-15

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

Cohen Fund Audit Services

ANCORA SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

Cohen Fund Audit Services

ANCORA SECURITIES, INC.

AGREED-UPON PROCEDURES

YEAR ENDED DECEMBER 31, 2013

ANCORA SECURITIES, INC.

DECEMBER 31, 2013

TABLE OF CONTENTS

SHAREHOLDER
ANCORA SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Ancora Securities, Inc. as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ancora Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 21, 2014
Cleveland, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 139,941
Commissions receivable from clearing broker and other broker-dealers	439,433
Marketable securities owned at fair value	838,943
Other assets	40,200
	$ 1,458,517

LIABILITIES

Accounts payable and accrued expenses	$ 132,220
Deferred tax liability	25,000
	157,220

COMMITMENT

SHAREHOLDER'S EQUITY

Common stock, no par value, 12,500 shares authorized, 1,915 shares issued and outstanding	1,237
Common stock, Class B, no par value, 2,000 shares authorized, 1,710 shares issued and outstanding	1,000
Additional paid-in capital	1,119,142
Retained earnings	179,918
	1,301,297
	$ 1,458,517

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

Ancora Securities, Inc. (the Company), a wholly-owned subsidiary of The Arch Eagle Group, Inc. (the Parent), is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and NASDAQ Stock Market, specializing in selling investment securities, and is registered in forty-one states, including the State of Ohio, and the District of Columbia.

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2013, are cash and money market funds.

During 2013, substantially all of the Company's cash was held with the clearing broker in a money market fund.

Marketable Securities Owned

Marketable securities are carried at quoted market values with realized and unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

At December 31, 2013, the Company has approximately $170,500 of these securities in a restricted account, which acts as a clearing deposit with the Company's clearing broker pursuant to its clearing agreement.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at December 31, 2013, all receivables were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At December 31, 2013, temporary differences which give rise to a deferred tax liability are related to the book versus tax treatment of unrealized gains on investments.

At December 31, 2013, the Company's gross deferred tax liability amounted to $25,000.

The Company files a consolidated tax return with the Parent; however, it is the Company's practice to record its income tax provision as if it were filing on a stand alone basis. An amount equal to the Company's current income tax provision is paid to the Parent.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2013, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2010.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself and other broker-dealers for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENT

3. FAIR VALUE MEASUREMENTS

In accordance with GAAP, the Company discloses the fair value of its investments in a hierarchy that provides the inputs to valuation techniques used to measure fair value.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1 Quoted prices in active markets for identical securities
Level 2 Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3 Significant unobservable inputs (including the Company's own assumptions used to determine value)

Generally, the Company utilizes quoted market prices, and other relevant information generated by market transactions, to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. Mutual funds are generally priced at ending net asset value provided by the service agent of the fund. Closed-end funds' preferred securities are valued using quoted market prices. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Assets measured at fair value comprise the following at December 31, 2013:

Description	Level 1	Level 2	Level 3
Open-end mutual fund	$ 284,200	$ -	$ -
Closed-end funds' preferred securities	554,743	-	-
	$ 838,943	$ -	$ -

The Company did not hold any Level 3 assets during the year. There were no transfers between levels in 2013.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $250,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(i), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $1,170,843, which was $920,843 in excess of its required net capital of $250,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2013, the ratio was 0.11 to 1.

NOTES TO THE FINANCIAL STATEMENT

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. SHAREHOLDER'S EQUITY

The shareholder is entitled to one vote per share for Common Stock and ten votes per share for Class B common stock.

7. RELATED PARTY TRANSACTIONS

Ancora Advisors LLC is a registered investment advisor with the Securities and Exchange Commission of the United States and is an affiliate of the Company due to common ownership. Certain accounts are clients of both the Company and Ancora Advisors LLC.

The Company also processes transactions with certain mutual funds and hedge funds controlled by Ancora Trust and Ancora Advisors LLC, respectively. The Chairman of the Board of Trustees of Ancora Trust, and a shareholder of Ancora Advisors LLC, is a shareholder of The Arch Eagle Group, Inc.

The Company provides service to and processes transactions with Safeguard Securities, Inc., an affiliated broker-dealer through common ownership.

The Company provides support, utilizes its relationship with its clearing broker, and carries certain employee FINRA licenses for another affiliated broker-dealer through common ownership. The Company owes $39,482 to the affiliated broker-dealer, which is included in accounts payable and accrued expenses at December 31, 2013.

At December 31, 2013, the Company has $284,200 invested in the Ancora Income Fund, a separate series of Ancora Trust, which has retained Ancora Advisors LLC to manage the fund's investments.

8. COMMITMENT

The Company has a formal expense sharing agreement with the Parent. The agreement provides that certain non-regulatory expenses, such as occupancy costs, payroll, and office expenses be paid by the Parent on behalf of the Company.